Exhibit 99.1

ProQR Therapeutics N.V. Press Release July 5, 2017

ProQR’s Drug Candidate QRX-411 for Usher Syndrome Receives Orphan Drug Designation from FDA and EMA

Key Updates

•	ProQR’s QRX-411 receives Orphan Drug Designation by the FDA and EMA for the treatment of retinitis pigmentosa, including Usher syndrome, the subtype targeted by QRX-411. Usher syndrome is an inherited condition that is characterized by combined deafness and blindness.

•	QRX-411 targets the pseudo-exon 40 (PE-40) mutation in the USH2A gene and currently there are no therapies commercially available or in clinical development for the vision loss associated with this disease.

•	QRX-411 has shown promising preclinical data in both patient fibroblasts and the optic cup model for mRNA restoration, which was presented at the Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) in May 2017.

•	A lead candidate has been selected for this program and is currently ready for IND-enabling studies.

•	QRX-411 is part of ProQR’s ophthalmology pipeline that currently also includes one clinical compound, QR-110 for Leber’s Congenital Amaurosis Type 10, and three preclinical programs, QRX-421 for Usher syndrome, QRX-1011 for Stargardt’s disease and QRX-504 for Fuchs endothelial corneal dystrophy.

LEIDEN, the Netherlands, July 5, 2017 - ProQR Therapeutics N.V. (Nasdaq:PRQR) today announced that the company’s investigational drug QRX-411 has received orphan drug designation (ODD) from the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) for the treatment of retinitis pigmentosa, including Usher syndrome, the subtype targeted by QRX-411. Usher syndrome is the leading cause of combined deafness and blindness due to genetic defects in the Usher gene.

ODD in the U.S. and European Union provides a special status for investigational drugs being developed for rare diseases. The ODD programs offer development program tax benefits and a waiver of the NDA application user fee, as well as market exclusivity for up to seven years in the U.S., and ten years in the European Union following market approval.

“We are pleased with the progress we have made to date with our novel RNA based therapeutic ophthalmology pipeline for patients suffering from genetic eye diseases. Securing orphan drug designations from the FDA and EMA for QRX-411 is a milestone for the program and highlights the importance of addressing the unmet need of this debilitating disease,” said Daniel A. de Boer, CEO of ProQR, “The severe genetic retinal diseases we are targeting do not have any available therapies, especially disease modifying therapies focused on restoring vision or impeding progression of the disease. We believe our novel RNA oligonucleotide approach has the potential to make a meaningful impact in the lives of Usher syndrome patients and others with rare genetic eye diseases.”

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Chief Development Strategy Officer, David M. Rodman, MD, notes, “At ProQR we have a unique opportunity to combine the flexibility of our oligonucleotide drug discovery platform with accelerated drug development strategies for rare diseases. Orphan drug designation is an important step in rapidly bringing transformational precision medicines to patients with Usher syndrome and many other genetic causes of blindness in children and adults.”

ProQR’s growing ophthalmology portfolio includes:

•	QR-110 for Leber’s congenital amaurosis Type 10 (LCA 10) due to the p.Cys998X mutation, which received IND and CTA clearance and is in clinical development (PQ-110-001 Phase 1/2 safety and efficacy study). QR-110 was also granted Fast Track designation by the FDA and Orphan Drug designation by the FDA and EMA.

•	QRX-411 for Usher syndrome type II due to the PE-40 mutation in the USH2A gene, for which a clinical candidate has been selected and is ready for IND enabling development studies.

•	QRX-421 for Usher syndrome type II due to Exon 13 mutations in the USH2A gene, for which a clinical candidate has been selected and is ready for IND enabling development studies.

•	QRX-1011 for Stargardt’s disease due to c.5461-10T>C mutations in the ABCA4 gene, which is in optimization phase.

•	QRX-504 for Fuchs endothelial corneal dystrophy (FECD), for which a clinical candidate has been selected and is ready for IND enabling development studies.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. To date, there are no treatments approved or products in clinical development that treat the vision loss associated with the disease. Usher syndrome Type II is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene.

About QRX-411

QRX-411 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome due to the c.7595-2144A>G mutation in the USH2A gene. The mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional or absence of USH2A protein. QRX-411 is designed to restore wild-type USH2A mRNA leading to the production of wild-type USH2A protein by binding the mutated pre-mRNA causing normal splicing of the pre-mRNA.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QRX-411 and the clinical development and therapeutic potential thereof, statements regarding orphan drug designation, including the intended benefits of such status, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our opthamology portfolio, and statements regarding our oligonucleotide drug discovery platform. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Bonnie Ortega

Director, Investor Relations

T: +1 858 245 3983

ir@proqr.com

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